Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report, with the date February 23, 2021 in Amendment No. 6 to the Registration Statement on Form F-1 of Jiuzi Holdings, Inc, relating to the audit of the consolidated balance sheets of Jiuzi Holdings, Inc. (the “Company”) as of October 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended October 31, 2020 and 2019, and the related notes (“collectively referred to as financial statements”) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 28, 2021	Certified Public Accountants